Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

The SBC Transformation

“We intend to be the only communications and entertainment provider our customers will ever want.”
– Edward Whitacre, Chairman and CEO

SBC Communications Inc. is harnessing the power and the promise of Internet Protocol technology to provide simple, reliable and complete communications and entertainment services to our customers. To deliver on this promise, the SBC family of companies is transforming itself into the premier provider of next-generation integrated communications through leadership in Internet Protocol, integration of wireless/wireline services and increased competitiveness in the enterprise business market.

Leading the IP Transformation

• Through Project Lightspeed, SBC companies plan to deploy nearly 40,000 miles of fiber, enabling access to a full range of features and services. Initial roll-out is expected to reach 18 million households by the end of 2007.

• The SBC goal is to deliver bandwidth of 20 - 25 Mbps and offer such exciting services as IP-based television, superhigh-speed Internet access, and Voice-over-IP (VoIP) service.

• IP television would include innovative features such as high-definition programming, customizable channel lineups, instant channel-changing, video on demand, digital video recording, multimedia interactive program guides and more.

Integrating the Wireless/Wireline Experience

• In partnership with Cingular Wireless, SBC companies are working to give customers access to seamless communications virtually anywhere, anytime and on any device.

• With the acquisition of AT&T Wireless, Cingular has the strongest spectrum position in the United States and a presence in the nation’s top 100 markets. Spectrum enables powerful new services, particularly data services.

• Integrated wireless/wireline services will provide greater mobility and deliver value, simplicity and productivity for consumers and businesses.

Competing in the Enterprise Business Market

• Upon regulatory approval, the merger of AT&T and SBC will bring together two companies with complementary strengths, product sets and customer bases. The combined company will evolve into a premier global data and enterprise business services provider.

• The company will be stronger, more responsive and more innovative, setting the standard for transition from legacy technologies to advanced, nextgeneration IP networks and services.

• The SBC family of companies will be an energetic new competitor in the enterprise business market with the ability to provide large companies with sophisticated national and global telecom systems, customized and managed to their specifications.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this presentation contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially. A discussion of factors that may affect future results is contained in SBC’s filings with the Securities and Exchange Commission. SBC disclaims any obligation to update or revise statements contained in this presentation based on new information or otherwise.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.